SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 1
                                       to
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                CAROLINA INVESTMENT PARTNERS, LIMITED PARTNERSHIP
                            (Name of Subject Company)

   MPF-NY 2005, LLC, MPF FLAGSHIP FUND 9, LLC, MPF BLUERIDGE FUND I, LLC, MPF
          BLUERIDGE FUND II, LLC; AND MACKENZIE PATTERSON FULLER, INC.
                                   (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                Copy to:
Christine Simpson                               Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.                MacKenzie Patterson Fuller, Inc.
1640 School Street                              1640 School Street
Moraga, California  94556                       Moraga, California  94556
(925) 631-9100 ext.224                          (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

         Transaction                                            Amount of
         Valuation*                                             Filing Fee

         $471,250.00                                            $50.42

 * For purposes of calculating the filing fee only. Assumes the purchase of 1,450 Units at a purchase price equal to $325 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $50.42
         Form or Registration Number:  SC TO-T
         Filing Party: MacKenzie Patterson Fuller, Inc.
         Date Filed: 12-29-2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

The Schedule TO filed as of December 29, 2005 by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF-NY 2005, LLC, MPF Flagship Fund 9, LLC, MPF Blueridge Fund I, LLC, MPF Blueridge Fund II, LLC. (collectively the "Purchasers") to purchase up to 1,450 Units of limited partnership interest (the "Units") in Carolina Investment Partners, Limited Partnership (the "Partnership"), the subject company, at a purchase price equal to $325 per Unit, less the amount of any distributions declared or made with respect to the Units between December 29, 2005 (the "Offer Date") and January 29, 2006 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 29, 2005 (the "Offer to Purchase") and the related Letter of Transmittal.

We are amending the Schedule TO by amending the first paragraph of Section 11 of the Offer by appending thereto the following: The Purchasers were formed solely for the purpose of investing in securities and have no other business operations. Some of the entities managed by MacKenzie Patterson Fuller, Inc. were formed as early as 1982, while many have been formed within the last few years. Further information can be obtained from the California Secretary of State at http://www.ss.ca.gov/business/business.htm. The Purchasers are finite life entities (most terminate in 2099), and most of the Purchasers do provide their investors the opportunity to vote to liquidate the investment fund after five years if a majority of the investors so desire. The Purchasers are advised by MPF Advisers, Inc., an investment adviser registered with the Securities and Exchange Commission. More information on the investment adviser can be obtained from the SEC's investment adviser database at http://www.adviserinfo.sec.gov or at the SEC's offices. The adviser chooses investments for these funds by selecting securities that it believes own assets that are worth substantially more than the price for which the securities can be acquired, such as through tender offers like this Offer. The adviser advises the Purchasers to purchase assets with an anticipated exit strategy within the investment objectives of the client (thus, newer funds may purchase securities where liquidation of the partnership may not occur in the near term). The Purchasers expect to retrieve their original capital and appropriate returns from an investment in the Units when the Partnership sells the properties it owns and pays liquidating distributions to its limited partners. The Purchasers, as limited partners, do not generally take an active role in management or operations of the partnerships in which they invest. On occasion, the manager or general partner of the Purchasers will discuss operations with the general partners of the Partnerships in which they invest. On an annual basis, the adviser determines the net asset value of the securities owned by its clients in the same fashion as described in "Establishing the Offer Price" above.

Further, the Purchasers' general business strategy is to invest in limited partnerships where we believe a capital event may occur within a few years of our investment. In some cases, but infrequently, we may decide to take a more active role in seeking to have the partnership sell its assets, although we have no present intention to do so in this case. Please see "WHAT ARE THE PURCHASERS' FUTURE INTENTIONS CONCERNING THE PARTNERSHIP?" in our Offer. Although we have no information about the General Partner's timeframe for transferring Units, in our experience general partners will usually transfer units within 4-6 weeks of submission for transfer. Section 5 is amended by adding the following: "Any material change in the terms of the Offer will be published, sent, or given to you in a manner reasonably designed to inform you of such change; in most cases we will mail you supplemental materials."


                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 25, 2006

MPF-NY 2005, LLC, MPF Flagship Fund 9, LLC, MPF Blueridge Fund I, LLC, MPF Blueridge Fund II, LLC

By:      /s/ Chip Patterson
         ---------------------------------------
         Chip Patterson, Senior Vice President of Manager or
         General Partner of each filing person

MACKENZIE PATTERSON FULLER, INC.

By:      /s/ Chip Patterson
         ---------------------------------------
         Chip Patterson, Senior Vice President